April 17, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore

Re:	Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended November 29, 2013 Filed January 21, 2014
Form 10-Q for the Quarterly Period Ended February 28, 2014 Filed March 28, 2014
File No. 000-15175

Ladies and Gentlemen:
On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2014 with respect to our Annual Report on Form 10-K for the fiscal year ended November 29, 2013 (the “Report”), filed on January 21, 2014 and our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2014, filed on March 28, 2014. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.
Form 10-K for the Fiscal Year Ended November 29, 2013
General

1.
You state on pages 3 and 64 of the 10-K that you have operations in the Middle East and Africa. Syria and Sudan, countries located, respectively, in the Middle East and Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure regarding contacts with Syria or Sudan. Please describe to us the nature and extent of any past, current or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, we are aware of a 2012 news article reporting that Alfalak Electronic Equipment and Supplies Co. has a strategic partnership with “Adobe Creative,” and that it provides corporate IT solutions that integrate key technologies from its partners through its network of offices and staff in countries including Sudan. Please tell us whether you provide your products into Sudan, through Alfalak Electronic or otherwise.

Your response should describe any products, equipment, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments or those countries or entities they control.
Although, as the Staff noted in our Form 10-K disclosures, we have operations in the Middle East and Africa, we do not have any past, current or anticipated operations in, or contacts with, Syria or Sudan (the “Embargoed Countries”), countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. We have no agreements, commercial arrangements or other contacts with the governments, or entities controlled by the governments, of the Embargoed Countries. To the best of our knowledge, we have derived no revenue from the sale or license of our products or services to customers in the Embargoed Countries and we have no intention or strategy to develop contacts or activities in these countries.
We sell our products and services directly to end users, through our own website at www.adobe.com, through a network of distributors, value-added resellers, system integrators, independent software vendors and original equipment manufacturers. We have implemented an export control compliance program to prevent the sale of our products and services to persons or countries or for activities that are restricted or prohibited without first obtaining all required U.S. export licenses or other approvals required by U.S. export control and economic sanctions laws and regulations, including sales to persons in, or governments of, the Embargoed Countries. Adobe’s core enterprise operating system is SAP and our Customs & Traffic department uses the SAP Global Trade Services module to screen orders against the current Denied Parties List, Specially Designated Nationals List and others. The Federal Register Updates for these lists are uploaded into SAP upon receipt. Adobe’s SAP system is configured to prevent the creation of an order or shipment to any of the Embargoed Countries or to persons or entities on these lists. To assist external customers, Adobe maintains a website at http://www.adobe.com/legal/compliance/export.html that lists Adobe’s products and includes the appropriate export information for each product. This website is updated when Adobe creates or enhances any products.  We have provisions in our standard form distribution agreements that require distributors with whom we have contracted, such as Alfalak, to comply with all applicable U.S. export control laws and regulations when selling our products and services. We also have provisions in our standard end user licenses (which may be executed or provided in shrinkwrap or clickwrap form) that require compliance with U.S. export control laws and regulations in the use of our products and prohibit their export or re-export in violation of such laws.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill Impairment, page 37

2.
We note that as a result of your annual goodwill impairment test performed in the second quarter of 2013, you determined that the goodwill for each of the 3 reporting units was not impaired. Please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. To the extent that a reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose in future filings, the percentage by which the fair value exceeded the carrying value as of the date of the most recent test. We also note your disclosure that there is “no significant risk” of future material goodwill impairment in any of your reporting units. As part of your response, please explain to us what you mean by “no significant risk.”
We respectfully acknowledge the Staff’s inquiry regarding the percentage by which the fair value of our reporting units exceeded its carrying value. We advise the Staff that, when we performed our annual goodwill impairment test during fiscal 2013, the fair value of each of our reporting units exceeded its carrying value by at least 25%. Given the extent by which the fair value of each reporting unit exceeded its carrying value, we believe the disclosure in our Form 10-K is appropriate. We consider the fair value of all of the reporting units to be substantially in excess of their carrying values and not at significant risk of failing the initial step of the goodwill impairment analysis in the foreseeable future. We use the term “no significant risk” because, based on what we know today about the current and planned state of our business, we believe there is no risk of failure, absent an unforeseen catastrophic event that could potentially require impairment of our goodwill during a future period.
For future filings, should a situation arise under which the excess fair value (over the carrying value) of any of our reporting units falls below 10% of its carrying value, we will conduct further analysis to determine whether any additional disclosure is appropriate.
Results of Operations
Overview of 2013, page 39

3.
We note your disclosure on page 40 of Annualized Recurring Revenue and number of paid subscriptions for your Digital Media segment’s Creative Cloud and Document Services offerings. Please tell us how you considered disclosing the same metrics for your Digital Marketing segment’s subscription offerings, such as Adobe Marketing Cloud. As part of your response, please tell us if there are any other key metrics used by management to evaluate the Digital Marketing segment’s subscription offerings and tell us what consideration you have given to disclosing any such metrics. See Section III.B.1 of SEC Release No. 33-8350.

4.
We note your disclosure that renewals for your Adobe Marketing Cloud services were one of the primary reasons for the fiscal 2013 increase in deferred revenue. We also note your disclosure on page 60 of your 2012 10-K that you “expect renewal rates associated with Creative Cloud, and potentially other subscription offerings, will become key metrics used to measure their performance.” Please tell us the extent to which you consider renewal rates to be key metrics and whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. Please tell us what consideration you gave to disclosing renewal rates for each of your subscription offerings (Adobe Marketing Cloud, Creative Cloud or other subscription offerings). See Section III.B.1 of SEC Release No. 33-8350.

We note that Section III.B of SEC Release No. 33-8350 (as well as Item 303(a) of Regulation S-K) focus on disclosures related to material information that promotes an understanding of financial condition and operating performance versus immaterial information that does not. This understanding of Item 303(a) and Release No. 33-8350 formed the basis of our management discussion and analysis as disclosed in our Form 10-K for fiscal 2013.
With respect to your inquiries regarding Annualized Recurring Revenue, or ARR, paid subscribers and renewal rates, we advise the Staff that ARR and paid subscribers are currently being used by management only to evaluate the health of our Digital Media subscription businesses. Due to the limited history of our Creative Cloud offering, we have not yet been able to determine an accurate and meaningful calculation of customer retention rates that would promote an understanding of our Creative Cloud business as described in SEC Release No. 33-8350. Therefore, we do not believe such a metric would currently be helpful to investors in measuring the health of this product line. Additionally, the Digital Media ARR metric that we disclosed throughout our 2013 fiscal year provides an exiting recurring revenue figure that is net of any customer churn that occurred during the period. As such, we believe that this is the most relevant metric to enable investors to measure the success of our Digital Media subscription business. We expect that over time, renewal rates associated with Creative Cloud may become a meaningful indicator, and once we determine an accurate metric that becomes relevant in providing investors with a better understanding of the product line, we will include appropriate disclosures in our earnings results or periodic filings.
Adobe's management does not consider ARR in assessing the health of our Adobe Marketing Cloud business. While we consider ARR to be a helpful metric in measuring a pure subscription business, our Adobe Marketing Cloud business includes diverse product, services and subscription offerings that include, software as a service (SaaS), managed services, perpetual licenses, term licenses, professional services and other components.
With respect to retention rates of our Adobe Marketing Cloud customers, they have remained relatively stable since we acquired Omniture in fiscal 2009. Given the relatively stable nature of the Digital Marketing Cloud retention rates to date, management has not considered them to be meaningful indicators of the health of our business. However, in light of your comment, in future periodic filings we will disclose a retention metric associated with our Marketing Cloud customers in order to provide additional information to investors regarding our Digital Marketing segment.
Product Backlog, page 44

5.
We note your disclosure of unbilled deferred revenue backlog for existing subscription agreements. Please tell us how you considered disclosing the amount of backlog not reasonably expected to be filled within the current fiscal year consistent with the requirements in Item 101(C)(1)(viii) of Regulation S-K.

In considering our disclosures with respect to unbilled deferred revenue, we considered the guidance provided in Item 101(C)(1)(viii) of Regulation S-K and determined that, while our unbilled backlog is a directional indicator of potential future revenues of the Company, it is not a “firm” metric that can be accurately translated into predictable revenues for future periods. Furthermore, the backlog does not always have a direct correlation to the future dollar amount of revenues but is more of a directional indicator of the future trend of revenues. For example, backlog varies at any point in time as a result of the timing and duration of large customer subscription, SaaS and managed services agreements, the timing of the renewals for such agreements, and the timing of when deferred revenue and amounts not yet included in deferred revenue is to be recognized as revenue. However, in light of the Staff's comment, in future annual filings beginning with our fiscal 2014 Form 10-K, we will include the information related to our unbilled backlog that is not reasonably expected to be filled within the current fiscal year in the form of a percentage range due to the uncertainties noted above.
Form 10-Q for the Quarterly Period Ended February 28, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Other Liquidity and Capital Resources Considerations, page 39

6.
We note your disclosure on page 52 of your Form 10-K for the Fiscal Year Ended November 29, 2013 where you disclose the amount of cash associated with permanently reinvested foreign earnings and the tax effect if you were to repatriate these earnings. Please tell us how you considered providing similar disclosure in your Form 10-Q.

We respectfully acknowledge the Staff's comment with regard to our permanently reinvested foreign earnings and the related tax effects if repatriated. We advise the Staff that no changes in our policies and procedures related to the amount of cash associated with our permanently reinvested foreign earnings have occurred since we received your comment letter in fiscal 2011, at which time we agreed with the Staff to include disclosure of these amounts on an annual basis in our Forms 10-K. We further considered the requirements under Rule 10-01(a)(5) of Regulation S-X related to the tax effect associated with these earnings. Given that the quarterly fluctuation in the tax amount was not significant as compared to the amount disclosed in our Form 10-K for fiscal 2013, we believe updating of this information in our first quarter fiscal 2014 Form 10-Q was not required.. In the future, should changes occur to our policies and procedures related to permanently reinvested cash or if the fluctuation in the associated tax effect becomes material to our financial statements, at that time we would add appropriate disclosures to our quarterly filings.

* * *
Adobe further acknowledges that:

•	Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ Mark Garrett
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Mike Dillon (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)